U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 thereunder

FAIRWAY PROPERTIES, INC.

(Name of Registrant as Specified in Its Charter)

Nevada	000-53835	41-2251802
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4750 Vanalden Avenue, Tarzana, CA 91356

(Address of principal executive offices)

816-634-4801

(Issuer’s telephone number)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value per share

(Title of each class)

WE ARE NOT ASKING YOU FOR A PROXY AND

NO ACTION ON YOUR PART IS REQUESTED OR REQUIRED

FAIRWAY PROPERTIES, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock of Fairway Properties, Inc. (the “Company”) at the close of business on August 31, 2012, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 14f-1 under the Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors is expected to take place no earlier than 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with Rule 14f-1. This Information Statement is being mailed to the stockholders on or about September 20, 2012.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

On August 24, 2012, shareholders, who owned 1,083,000 restricted common shares in the aggregate, entered into an agreement to sell those common shares to Manu Kumaran.   Under the share purchase agreement, Mr. Kumaran agreed to buy the 1,083,000 aggregate restricted common shares of the Company from the selling shareholders for a total of $175,000, of which $50,000 was paid to Niche Technologies, Inc., and the remaining $125,000 was paid in the form of a promissory note due December 31, 2012.  The $50,000 is non-refundable if Mr. Kumaran fails to perform under the agreement.

In connection with the share purchase agreement, on August 24, 2012, Michael Murphy, our chief executive officer, treasurer, and director of the Company, Sean Murphy, our president and director of the Company, Darren Murphy, our secretary, and Edward Sigmond, a director of the Company, have submitted their resignation from all positions, which will be effective ten days after the mailing of this Information Statement to stockholders of the Company.  On August 24, 2012, Mr. Kumaran was appoint as a director of the Company.

Also effective, upon the closing of this agreement, Manu Kumaran will be appointed as chief executive officer, chief financial officer, president and director.

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 140,000,000 common shares, of which 1,404,000 common shares are outstanding.  Each common share is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of, and position or positions held by our current officers and directors.

Name	Age	Position	Term of Office

Michael Murphy	30	Chief Executive Officer, Chief Financial Officer, Director	Inception to present;

Sean Murphy	27	President, Director	Inception to present;

Darren Murphy	26	Secretary	Inception to present

Edward Sigmund	53	Director	Inception to present

Manu Kumaran	42	Director	August 28, 2012 to present

Mr. Kumaran is currently a director of the Company and will be the sole officer and director after the resignations of the other officers and directors.

The following describes the business experience of the director and executive officers prior to their resignations:

Michael D. Murphy, Sean Murphy and Darren Murphy are brothers.  Presently,  Messrs.  Murphy,  Murphy, and Murphy are employed by and involved in the  management  of and are owners of Niche  Technologies.  Additionally, Niche Technologies is a majority shareholder of Fairway.

Biographical Information

MICHAEL D. MURPHY, age 30, is chief executive officer, treasurer and a director of the Company.

Mr. Murphy  oversees all technology and management for the Company.  His experience includes  co-founding and operating companies in the real estate, technology  and luxury  industries.  He  co-founded  Luxurio Inc. in 2006. He is currently  employed at Niche  Technologies,  Inc.,  which he co-founded in 2007. Michael began his entrepreneurial  career as chief financial officer at a Denver real estate start-up  (2005-2006) and served a term at the Financial  Accounting Standards Board (2005) as a postgraduate  assistant.  He is an active Certified Public Accountant and inactive licensed real estate broker. Mr. Murphy holds BBA and MS in Accountancy  degrees  from the  University  of Notre  Dame's  Mendoza College  of  Business,  where  he  graduated  as the  valedictorian  of both his respective classes (2004 & 2005)

SEAN MURPHY, age 27, is president and a director of the Company.

Mr. Murphy oversees all business  development,  sales and marketing  initiatives for the Company. His experience  includes working with technology and start-up companies in the real estate,  video and luxury  industries.  He joined Michael and Robert  Murphy at Niche  Technologies  Inc. in 2007. He is currently employed at Niche Technologies,  Inc. Before joining Niche  Technologies,  Inc., Sean was a full-time  student at the  University  of Notre Dame. As a student he has founded a personal finance consulting  company.  He holds a B.A. in Theology and  Psychology  from the  University  of Notre Dame.  Mr.  Murphy served as the Corporate Secretary from inception through July 1, 2008.

DARREN MURPHY, age 26, is secretary of the Company.

Mr. Murphy was appointed secretary of the Company on July 1, 2008. He  manages  company  training  and  human  resource   initiatives  for  the Company.  His  experience  includes  administering  websites in various industries,  including  online  real  estate,  video  distribution,  and network marketing.  Mr.  Murphy  joined Niche  Technologies,  Inc. in 2008.  Mr.  Murphy graduated  from the  University  of  Colorado  at  Boulder  in 2008 with a BA in Psychology and minors in  Neurological  Sciences and  Pre-Professional  Studies. Before 2008, Mr. Murphy was a full-time student.

EDWARD SIGMOND, age 53, is a director of the Company.

Mr. Sigmond is a partner in Sigmond and Johnson, Inc., a Dallas based investment banking firm specializing in working with public micro cap companies.  He's been with Sigmond and Johnson,  Inc since  conception  in 2006.  He founded the Great American Food Chain, Inc. in 2003 and currently serves as president and chairman of the board.  Mr. Sigmond also owns Kestrel  Holdings,  Inc., a real estate and equity investment company which he founded in 1999. His properties are typically concentrated in the retail,  entertainment and restaurant/bar  markets.  He is a member of the board of directors of MultiCell Technology,  Inc., a publicly held biotech  company  and has served in this  capacity  since  2000.  He founded and served as president of American  Machine and Bearing  (1992-1996)  and Specialty Food  Products  (1987-1990)  both of  Dallas,  Texas.  Other  positions  include assistant  to  president  of  Alpha  Aviation,  Dallas,  Texas  (1990-1992)  and VP/regional manager of Geodata Corporation,  Houston, Texas (1981-1987).  He has held executive sales,  marketing and operations  management positions for nearly 25 years.

MANU KUMARAN, age 42, is a director of the Company.

Manu Kumaran is a second generation international film producer, who has produced 19 feature films in four languages.  The oldest son of renowned Malayalam film director-producer K P Kumaran, Mr. Kumaran has been a part of the film business from an early age, working on all aspects of production and distribution.  An expert in film tax credits and incentives , Kumaran has built a reputation for producing theatrical quality releases at minimal costs with strong net margins.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common shares , immediately prior to the change in the majority of directors , by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common shares (each, a “5% Shareholder”) and (ii) the directors and executive officers of the Company.  Each person named in the table has sole voting and investment power with respect to the shares beneficially owned.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on 1,404,000 common shares outstanding as of the date of this Information Statement.

Name

Amount

Percentage

Michael Murphy

0

0.0%

340 S. Lemon Ave #5353

Walnut, CA 91789

Sean Murphy

0

0.0%

340 S. Lemon Ave #5353

Walnut, CA 91789

Darren Murphy

0

0.0%

340 S. Lemon Ave #5353

Walnut, CA 91789

Ed Sigmond

0

0.0%

2808 Cole Avenue

Dallas, TX 75204

Manu Kumaran

1,083,000

77.1%

4750 Vanalden Avenue

Tarzana, CA 91356

Executive Officers and Directors

As a group (5 persons)

1,083,000

77.1%

The following table sets forth certain information regarding the beneficial ownership of the Company's common shares , after giving effect to the change in the majority of directors, by (i) the directors and executive officers of the Company and (ii) each 5% Shareholder .  Each person named in the table has sole voting and investment power with respect to the shares beneficially owned, unless otherwise indicated.

Manu Kumaran

1,083,000

77.1%

4750 Vanalden Avenue

Tarzana, CA 91356

Executive Officers and Directors

As a group (1 person)

1,083,000

77.1%

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

During the year ended December 31, 2011, the officers, directors and beneficial owners of more than ten percent of the Company’s common shares (which is the only class of securities of the Company registered under Section 12 of the Act ) failed to file on a timely basis ~~,~~ reports required by Section 16 of the Act during such fiscal year or prior years.

The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

Since inception, we have not paid any compensation to our officers.

We do not have any standard arrangements by which directors are compensated for any services provided as a director.  No cash has been paid to the directors in their capacity as such.

Equity Awards

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board may recommend adoption of one or more such programs in the future.

No officer or director holds any unexercised options, stock that had not vested, or equity incentive plan awards as of the date of this Information Statement.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent.  We do not have independent directors.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We do not have a standing nominating, compensation or audit committee.  Rather, our directors performsthe functions of these committees.  Also, we do not have a “audit committee financial expert” on our board of directors as that term is defined by Item 401(d)(5)(ii) of Regulation S-K. We do not believe it is necessary for our directors to appoint such committees because the volume of matters that come before our sole director for consideration permits the sole director to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our common shares are not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

MEETINGS OF THE BOARD OF DIRECTORS

During the fiscal year ended December 31, 2011, the Board did not have any board meetings. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its articles of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable.  The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AND DIRECTOR INDEPENDENCE

Other than the stock transactions  discussed below, we have not entered into any transaction  nor  are  there  any  proposed  transactions  in  which  any of our founders,  directors,  executive  officers,  shareholders  or any members of the immediate  family of any of the foregoing had or is to have a direct or indirect material interest.

License Agreements

On October 26, 2007, we entered into a Technology License Agreement  ("License") with Niche Technologies, Inc., our majority shareholder. Niche Technologies owns and operates our website. Niche Technologies is a Colorado company that is owned and operated by Michael D. Murphy, Sean Murphy, and Darren Murphy.

On  March 5,  2010,  we  agreed  to  amend  the  License  Agreement  with  Niche Technologies to:

(a)  Waive all prior owing Guaranteed Minimum Royalties;

(b)  Eliminate the $10,000.00 annual Guaranteed Minimum Royalty;

(c)  Pay a new Guaranteed Minimum Royalty of $500.00 per month beginning with March 2010; and

(d)  Provide us the ability to resell services provided by Niche Properties, for which we will submit 75% of the revenues from these services to Niche Properties.

Credit Line

The Company has a credit line with a $5,000 limit, extended by Niche Technologies,  a majority shareholder of the Company,  under common control. The credit line has an interest  rate of 10% on principal and a due date of December 31, 2012. At December 31, 2012,  the Company owes $1,000 on the credit line. The Company has paid Niche Technologies  approximately $6,000 and $5,000 in 2011 and 2010 under a technology licensing agreement. At the year ended December 31, 2011 and 2010, the Company owed Niche Technologies  $7,000 and $1,000 in accrued fees from the technology licensing agreement.

LEGAL PROCEEDINGS

To the knowledge of the Company there are no pending or threatened litigation or proceedings against the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Act and, in accordance with the Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

FAIRWAY PROPERTIES, INC.

September 20, 2012	By:	/s/Manu Kumaran
Manu Kumaran Director